

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

William Rice
Chief Executive Officer
Aptose Biosciences Inc.
251 Consumers Road, Suite 1105
Toronto, Ontario, Canada M2J 4R3

      Re: Aptose Biosciences Inc.
          Registration Statement on Form S-1
          Filed December 4, 2023
          File No. 333-275870

Dear William Rice:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Dan Miller